Exhibit 11a

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the inclusion in this Offering Circular constituting a part of this Offering Statement on Form 1-A of our report dated May 31, 2022, with respect to the financial statements of LunaDNA, LLC as of December 31, 2021 and 2020 and for the years then ended (which report includes an emphasis of matter paragraph regarding the existence of substantial doubt about LunaDNA, LLC’s ability to continue as a going concern), and to the reference to us under the heading “Experts” in this Offering Circular which is part of this Offering Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California
June 6, 2022